Exhibit 99.1

Adlai Nortye Announces Oral Presentation for AN4035 Program Update at the Upcoming 38th EORTC-NCI-AACR Symposium

AN4035 late-breaking abstract selected for an oral presentation at the upcoming ENA Symposium in Barcelona

Oral presentation will include translational and EGFR combination data for first-in-class AN4035

AN4035 is a novel CEACAM5-targeting ADC armed with a proprietary pan-RAS(ON) inhibitor payload, designed to broaden the therapeutic window

2026-10-27

SINGAPORE and NORTH BRUNSWICK, N.J., October 27th, 2026 (GLOBE NEWSWIRE) -- Adlai Nortye Group Ltd. (NASDAQ: ANL) (“Adlai Nortye” or the “Company”), a clinical-stage biotechnology company focused on the development of innovative cancer therapies, today announced that an oral presentation on AN4035 will be shared during the 38th EORTC-NCI-AACR (ENA) Symposium on Molecular Targets and Cancer Therapeutics, taking place November 18-20 in Barcelona, Spain.

“We are delighted that an AN4035 abstract has been selected for an oral presentation at ENA for the second time,” said Dr. Archie Tse, President and Head of Research & Development at Adlai Nortye. “At this year’s meeting, we will share translational and combination data supporting the ongoing Phase I study of AN4035, including its evaluation with EGFR blockade. AN4035 is a first-in-class ADC targeting CEACAM5 armed with a proprietary pan-RAS(ON) inhibitor payload. By selectively delivering the payload to CEACAM5-expressing tumors, AN4035 is designed to broaden the therapeutic window and support combination with cetuximab. We look forward to discussing this important work with the oncology community and advancing the clinical development of AN4035.”

Oral Presentation Details

Title: Tumor-selective delivery of a pan-RAS(ON) inhibitor by the novel CEACAM5-targeted ADC AN4035 expands the therapeutic window and enables potent, well-tolerated combination with EGFR blockade

Speaker: Archie Tse, MD, PhD, President, Head of R&D, Adlai Nortye Group Ltd.

Date and Time: Thursday November 19, 8:00am Central European Time

Session: Plenary Session 2 on “RAS pathway: “Targeting RAS – What’s Next?””

Location: Room 111 + 112

About AN4035

AN4035 is a first-in-class ADC targeting CEACAM5 and armed with a highly potent pan-RAS(ON) inhibitor payload. In preclinical studies, the ADC demonstrates favorable thermal and plasma stability with desirable pharmacokinetic properties. Strong intracellular payload retention drives nanomolar to picomolar cytotoxicity in CEACAM5-positive, RAS-addicted cancer cell lines, coupled with a potent bystander-killing effect. In vivo, AN4035 has shown robust anti-tumor activity with deep tumor regression in CEACAM5-positive CDX and PDX models. Compared with the payload alone, the ADC exhibits enhanced target-mediated tumor retention and significantly improved tumor selectivity over normal tissues, resulting in an overall favorable therapeutic index. Adlai Nortye is evaluating AN4035 in patients with CEACAM5-enriched RAS-addicted solid tumors in a global Phase I trial in Australia, U.S., and China.

About Adlai Nortye

Adlai Nortye is a global clinical-stage biopharmaceutical company dedicated to developing innovative cancer therapies. The global infrastructure supports the efficient execution of our robust pipeline of drug candidates covering two key therapeutic areas:

1) Precision RAS pathway targeted therapies: including the oral pan-RAS(ON) inhibitor AN9025, and the CEACAM5-targeting ADC AN4035 engineered from the Company’s proprietary RASiCA™ (RAS Inhibitor Conjugated Antibody) platform, which efficiently delivers a potent pan-RAS(ON) inhibitor to the tumor site.

2) Next-generation PD-1/L1 pathway modulating immunotherapies: including AN8025, a multi-functional fusion protein that simultaneously modulates T cells and antigen-presenting cells.

Forward-Looking and Cautionary Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about the Company’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, are or contain forward-looking statements.

The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. Factors that could cause the Company’s actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the initiation, timing, progress and results of the Company’s preclinical studies, clinical trials and other therapeutic candidate development efforts; the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; whether the clinical trial results will be predictive of real-world results; the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of the Company’s therapeutic candidates; the Company’s ability to establish, manage, and maintain corporate collaborations, as well as the ability of its collaborators to execute on their development and commercialization plans; the implementation of the Company’s business model and strategic plans for its business and therapeutic candidates; the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; estimates of the Company’s expenses, future revenues, capital requirements and its needs for and ability to access sufficient additional financing; risks related to changes in healthcare laws, rules and regulations in the PRC and United States or elsewhere. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

Investor Relations:
ir@adlainortye.com